GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QS1
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	01/30/2006
	First Distribution Date:	02/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	11/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	11/27/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	11/22/2006
8. Collateral Summary	Definitive:	10/31/2006
9. Repurchase Information	Variable Book Entry:	11/22/2006
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone:	714-247-6000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator:	Rona Hsu
15. Distribution Percentages	Telephone:	818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40260
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
November 27, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118RZ3	1,200,000.00	1,200,000.00	5.75000000	0.00	5,750.00	5,750.00	0.00	0.00	0.00	1,200,000.00
A-2	761118SA7	6,775,000.00	5,834,011.58	5.75000000	101,370.01	27,954.64	129,324.65	0.00	0.00	0.00	5,732,641.57
A-3	761118SB5	108,134,000.00	93,115,130.38	5.75000000	1,617,940.18	446,176.67	2,064,116.85	0.00	0.00	0.00	91,497,190.20
A-4	761118SC3	17,636,000.00	17,636,000.00	5.75000000	0.00	84,505.83	84,505.83	0.00	0.00	0.00	17,636,000.00
A-5	761119SD1	86,970,608.00	70,792,529.81	6.23000005	4,067,480.73	367,531.22	4,435,011.95	0.00	0.00	0.00	66,725,049.08
A-6	761118SE9	11,343,992.00	9,233,807.95	2.06999887	530,540.95	15,928.31	546,469.26	0.00	0.00	0.00	8,703,267.00
A-7	761118SF6	25,784,400.00	25,784,400.00	5.75000000	0.00	123,550.25	123,550.25	0.00	0.00	0.00	25,784,400.00
A-8	761118SG4	42,974,000.00	37,265,979.95	5.67000015	1,052,888.64	176,081.76	1,228,970.40	0.00	0.00	0.00	36,213,091.31
A-9	761118SH2	42,974,000.00 [1]	37,265,979.95 [1]	1.83000002	0.00	56,830.62	56,830.62	0.00	0.00	0.00	36,213,091.31 [1]
A-P	761118SJ8	2,784,564.75	2,648,241.47	0.00000000	52,936.12	0.00	52,936.12	0.00	0.00	0.00	2,595,305.35
A-V	761118SK5	323,843,583.63 [1]	283,634,612.10 [1]	0.46097672	0.00	108,957.46	108,957.46	0.00	0.00	0.00	276,179,226.23 [1]
R-I	761118SL3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118SM1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	761118SN9	10,525,500.00	10,465,018.30	6.00000000	6,985.32	52,325.09	59,310.41	0.00	0.00	0.00	10,458,032.98
M-2	761118SP4	3,238,400.00	3,219,791.48	6.00000000	2,149.18	16,098.96	18,248.14	0.00	0.00	0.00	3,217,642.30
M-3	761118SQ2	2,428,800.00	2,414,843.61	6.00000000	1,611.89	12,074.22	13,686.11	0.00	0.00	0.00	2,413,231.72
B-1	761118SR0	1,619,200.00	1,609,895.74	6.00000000	1,074.59	8,049.48	9,124.07	0.00	0.00	0.00	1,608,821.15
B-2	761118SS8	1,295,400.00	1,287,956.36	6.00000000	859.70	6,439.78	7,299.48	0.00	0.00	0.00	1,287,096.66
B-3	761118ST6	1,133,518.88	1,127,005.45	6.00000000	752.27	5,635.03	6,387.30	18,796.28	0.00	0.00	1,107,456.90
Deal Totals		**323,843,583.63**	**283,634,612.08**		**7,436,589.58**	**1,513,889.32**	**8,950,478.90**	**18,796.28**	**0.00**	**0.00**	**276,179,226.22**

1.Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
November 27, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118RZ3	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-2	761118SA7	861.10872030	14.96236310	4.12614613	19.08850923	0.00000000	0.00000000	846.14635720
A-3	761118SB5	861.10872048	14.96236318	4.12614599	19.08850916	0.00000000	0.00000000	846.14635730
A-4	761118SC3	1,000.00000000	0.00000000	4.79166648	4.79166648	0.00000000	0.00000000	1,000.00000000
A-5	761119SD1	813.98223420	46.76845228	4.22592446	50.99437674	0.00000000	0.00000000	767.21378193
A-6	761118SE9	813.98223394	46.76845241	1.40411859	48.17257100	0.00000000	0.00000000	767.21378153
A-7	761118SF6	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-8	761118SG4	867.17503490	24.50059664	4.09740215	28.59799879	0.00000000	0.00000000	842.67443826
A-9	761118SH2	867.17503490	0.00000000	1.32244194	1.32244194	0.00000000	0.00000000	842.67443826
A-P	761118SJ8	951.04323575	19.01055452	0.00000000	19.01055452	0.00000000	0.00000000	932.03268123
A-V	761118SK5	875.83829490	0.00000000	0.33645088	0.33645088	0.00000000	0.00000000	852.81673064
R-I	761118SL3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118SM1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	761118SN9	994.25379317	0.66365683	4.97126882	5.63492566	0.00000000	0.00000000	993.59013634
M-2	761118SP4	994.25379200	0.66365489	4.97126976	5.63492465	0.00000000	0.00000000	993.59013710
M-3	761118SQ2	994.25379200	0.66365695	4.97126976	5.63492671	0.00000000	0.00000000	993.59013505
B-1	761118SR0	994.25379200	0.66365489	4.97126976	5.63492465	0.00000000	0.00000000	993.59013710
B-2	761118SS8	994.25379034	0.66365601	4.97126756	5.63492358	0.00000000	0.00000000	993.59013432
B-3	761118ST6	994.25379664	0.66365899	4.97127141	5.63493040	0.00000000	0.00000000	977.00789951

Deal Factor :	85.28167306%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
November 27, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/01/2006	10/31/2006	30/360	1,200,000.00	5.75000000	5,750.00	0.00	0.00	0.00	0.00	5,750.00	0.00
A-2	10/01/2006	10/31/2006	30/360	5,834,011.58	5.75000000	27,954.64	0.00	0.00	0.00	0.00	27,954.64	0.00
A-3	10/01/2006	10/31/2006	30/360	93,115,130.38	5.75000000	446,176.67	0.00	0.00	0.00	0.00	446,176.67	0.00
A-4	10/01/2006	10/31/2006	30/360	17,636,000.00	5.75000000	84,505.83	0.00	0.00	0.00	0.00	84,505.83	0.00
A-5	10/25/2006	11/24/2006	30/360	70,792,529.81	6.23000005	367,531.22	0.00	0.00	0.00	0.00	367,531.22	0.00
A-6	10/25/2006	11/24/2006	30/360	9,233,807.95	2.06999887	15,928.31	0.00	0.00	0.00	0.00	15,928.31	0.00
A-7	10/01/2006	10/31/2006	30/360	25,784,400.00	5.75000000	123,550.25	0.00	0.00	0.00	0.00	123,550.25	0.00
A-8	10/25/2006	11/24/2006	30/360	37,265,979.95	5.67000015	176,081.76	0.00	0.00	0.00	0.00	176,081.76	0.00
A-9	10/25/2006	11/24/2006	30/360	37,265,979.95 [1]	1.83000002	56,830.62	0.00	0.00	0.00	0.00	56,830.62	0.00
A-V	10/01/2006	10/31/2006	30/360	283,634,612.10 [1]	0.46097672	108,957.46	0.00	0.00	0.00	0.00	108,957.46	0.00
M-1	10/01/2006	10/31/2006	30/360	10,465,018.30	6.00000000	52,325.09	0.00	0.00	0.00	0.00	52,325.09	0.00
M-2	10/01/2006	10/31/2006	30/360	3,219,791.48	6.00000000	16,098.96	0.00	0.00	0.00	0.00	16,098.96	0.00
M-3	10/01/2006	10/31/2006	30/360	2,414,843.61	6.00000000	12,074.22	0.00	0.00	0.00	0.00	12,074.22	0.00
B-1	10/01/2006	10/31/2006	30/360	1,609,895.74	6.00000000	8,049.48	0.00	0.00	0.00	0.00	8,049.48	0.00
B-2	10/01/2006	10/31/2006	30/360	1,287,956.36	6.00000000	6,439.78	0.00	0.00	0.00	0.00	6,439.78	0.00
B-3	10/01/2006	10/31/2006	30/360	1,127,005.45	6.00000000	5,635.03	0.00	0.00	0.00	0.00	5,635.03	0.00
Deal Totals				**280,986,370.61**		**1,513,889.32**	**0.00**	**0.00**	**0.00**	**0.00**	**1,513,889.32**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-5, A-6, A-8, A-9

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**6,336.22**	**6,336.22**	**0.00**	**0**	**0.00**	**63,423.82**	**10,051.61**	**79,316.13**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,399	1,246	N/A	189	23	0	0	1	1,222
	Balance/Amount	323,843,583.63	283,634,612.10	189,790.27	116,660.50	7,029,183.21	N/A	0.00	119,751.89	276,179,226.23

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.74076996	6.73254443	346.63	346.63	6.40495588	6.39701453	6.40495588	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	26.77%	21.05%	17.87%		16.75%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,177	264,173,573.60	1	70,534.90	0	0.00	0	0.00	0.00	1,178	264,244,108.50
30 days	27	6,685,178.59	0	0.00	0	0.00	0	0.00	0.00	27	6,685,178.59
60 days	8	1,928,725.62	0	0.00	0	0.00	0	0.00	0.00	8	1,928,725.62
90 days	1	236,018.28	0	0.00	0	0.00	0	0.00	0.00	1	236,018.28
120 days	0	0.00	0	0.00	1	129,600.00	0	0.00	0.00	1	129,600.00
150 days	0	0.00	0	0.00	1	257,294.56	0	0.00	0.00	1	257,294.56
180 days	0	0.00	0	0.00	2	1,002,821.83	0	0.00	0.00	2	1,002,821.83
181+ days	0	0.00	0	0.00	4	1,695,478.85	0	0.00	0.00	4	1,695,478.85
Total	1,213	273,023,496.09	1	70,534.90	8	3,085,195.24	0	0.00	0.00	1,222	276,179,226.23
Current	96.32%	95.65%	0.08%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	96.40%	95.68%
30 days	2.21%	2.42%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.21%	2.42%
60 days	0.65%	0.70%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.65%	0.70%
90 days	0.08%	0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.09%
120 days	0.00%	0.00%	0.00%	0.00%	0.08%	0.05%	0.00%	0.00%	0.00%	0.08%	0.05%
150 days	0.00%	0.00%	0.00%	0.00%	0.08%	0.09%	0.00%	0.00%	0.00%	0.08%	0.09%
180 days	0.00%	0.00%	0.00%	0.00%	0.16%	0.36%	0.00%	0.00%	0.00%	0.16%	0.36%
181+ days	0.00%	0.00%	0.00%	0.00%	0.33%	0.61%	0.00%	0.00%	0.00%	0.33%	0.61%
Total	99.26%	98.86%	0.08%	0.03%	0.65%	1.12%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	27	6,685,178.59
	2.21%	2.42%
2 Months	8	1,928,725.62
	0.65%	0.70%
3 Months	1	236,018.28
	0.08%	0.09%
4 Months	1	129,600.00
	0.08%	0.05%
5 Months	1	257,294.56
	0.08%	0.09%
6 Months	2	1,002,821.83
	0.16%	0.36%
7 Months	3	1,270,293.99
	0.25%	0.46%
8 Months	1	425,184.86
	0.08%	0.15%
9 Months	0	0.00
	0.00%	0.00%
10 Months	0	0.00
	0.00%	0.00%
11 Months	0	0.00
	0.00%	0.00%
12 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0	0.00
	0.00%	0.00%
14 Months	0	0.00
	0.00%	0.00%
15 Months	0	0.00
	0.00%	0.00%
16 Months	0	0.00
	0.00%	0.00%
17 Months	0	0.00
	0.00%	0.00%
18 Months	0	0.00
	0.00%	0.00%
19 Months	0	0.00
	0.00%	0.00%
20 Months	0	0.00
	0.00%	0.00%
21 Months	0	0.00
	0.00%	0.00%
22 Months	0	0.00
	0.00%	0.00%
23 Months	0	0.00
	0.00%	0.00%
24 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0	0.00
	0.00%	0.00%
26 Months	0	0.00
	0.00%	0.00%
27 Months	0	0.00
	0.00%	0.00%
28 Months	0	0.00
	0.00%	0.00%
29 Months	0	0.00
	0.00%	0.00%
30 Months	0	0.00
	0.00%	0.00%
31 Months	0	0.00
	0.00%	0.00%
32 Months	0	0.00
	0.00%	0.00%
33 Months	0	0.00
	0.00%	0.00%
34 Months	0	0.00
	0.00%	0.00%
35 Months	0	0.00
	0.00%	0.00%
36 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0	0.00
	0.00%	0.00%
38 Months	0	0.00
	0.00%	0.00%
39 Months	0	0.00
	0.00%	0.00%
40 Months	0	0.00
	0.00%	0.00%
41 Months	0	0.00
	0.00%	0.00%
42 Months	0	0.00
	0.00%	0.00%
43 Months	0	0.00
	0.00%	0.00%
44 Months	0	0.00
	0.00%	0.00%
45 Months	0	0.00
	0.00%	0.00%
46 Months	0	0.00
	0.00%	0.00%
47 Months	0	0.00
	0.00%	0.00%
48 Months	0	0.00
	0.00%	0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0	0.00
	0.00%	0.00%
50 Months	0	0.00
	0.00%	0.00%
51 Months	0	0.00
	0.00%	0.00%
52 Months	0	0.00
	0.00%	0.00%
53 Months	0	0.00
	0.00%	0.00%
54 Months	0	0.00
	0.00%	0.00%
55 Months	0	0.00
	0.00%	0.00%
56 Months	0	0.00
	0.00%	0.00%
57 Months	0	0.00
	0.00%	0.00%
58 Months	0	0.00
	0.00%	0.00%
59 Months	0	0.00
	0.00%	0.00%
60+ Months	0	0.00
	0.00%	0.00%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1

November 27, 2006

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Beginning Aggregate Scheduled Balance	119,751.89	0.00	0.00	0.00	119,751.89
	Principal Portion of Loss	18,796.28	0.00	0.00	0.00	18,796.28
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	18,796.28	0.00	0.00	0.00	18,796.28

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Total Realized Loss	18,796.28	0.00	0.00	0.00	18,796.28

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	18,796.28	18,796.28
	Net Loss % [2]	0.01%	0.01%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.04%	0.01%	0.01%		0.00 %
	Constant Default Rate	0.51%	0.17%	0.08%		0.05%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,238,436.00**	**9,715,308.00**	**115,833.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.83790495%	100.00000000%

	Ending Percentage
M-1	3.82260512%
M-2	1.17610797%
M-3	0.88208098%
Class M Total:	5.88079407%
B-1	0.58805398%
B-2	0.47045771%
B-3	0.40479605%
Class B Total:	1.46330774%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS1
November 27, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	8,972,990.57
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	(18,796.28)
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	6,336.22
Total Deposits	8,960,530.51

Uses of Funds	Amount
Transfer to Certificate Account	8,950,478.90
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	10,051.61
Derivative Payment	N/A
Total Withdrawals	8,960,530.51
Ending Balance	0.00